                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the Month of May, 2003
                        Commission File Number: 33-99284


                                 STENA AB (PUBL)
                 (Translation of registrant's name into English)

                          SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F............X     Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

               ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

               ........................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

               Yes.................       No..................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.

               ...........................


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Stena AB (Publ)


Date: May 30, 2003                           By: /s/ Svante Carlsson
      -----------------
                                             Name:  Svante Carlsson
                                             Title: Chief Financial Officer and
                                                    Executive Vice President

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                           FORWARD-LOOKING STATEMENTS

     This Form 6-K includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

     Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-    changes in general economic and business conditions;

-    changes in currency exchange rates and interest rates;

-    introduction of competing products by other companies;

-    lack of acceptance of new products or services by our targeted customers;

-    inability to meet efficiency and cost reduction objectives;

-    changes in our business strategy; and

- other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

     We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.



Table of Contents                                                           Page


CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements for
the three month periods ended March 31, 2002 and March 31, 2003             3

Condensed Consolidated Balance Sheets as of
December 31, 2002 and March 31, 2003                                        4

Condensed Consolidated Statements of Cash Flow for
the three month periods ended March 31, 2002 and March 31, 2003             5

Notes to Condensed Consolidated Financial Statements                     6  -  9

OPERATING AND FINANCIAL REVIEW                                           9  - 18

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                    CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                                         THREE MONTH PERIODS ENDED
                                                                    MARCH 31, 2002        MARCH 31, 2003
                                                                                (UNAUDITED)
                                                                   --------------------------------------
                                                                         SEK       SEK        $
                                                                         (IN MILLIONS)
Revenues:
Ferry operations ................................................        1,499     1,577       186
         Net gain (loss) on sale of vessels .....................         --        --        --
                                                                        ------    ------    ------
      Total ferry operations ....................................        1,499     1,577       186
Drilling ........................................................          541       440        52
Shipping ........................................................          484       564        67
         Net gain on sale of vessels ............................         --          60         7
                                                                        ------    ------    ------
      Total shipping ............................................          484       624        74
Property ........................................................          219       232        27
              Net gain (loss) on sale of properties..............           (4)       (2)     --
                                                                        ------    ------    ------
              Total property ....................................          215       230        27
Other ...........................................................            3      --        --
                                                                        ------    ------    ------
Total revenues ..................................................        2,742     2,871       339
                                                                        ------    ------    ------

Direct operating expenses:
Ferry operations ................................................       (1,304)   (1,424)     (168)
Drilling ........................................................         (252)     (221)      (26)
Shipping ........................................................         (422)     (391)      (46)
Property ........................................................          (95)     (107)      (13)
Other ...........................................................         --        --        --
                                                                        ------    ------    ------
Total direct operating expenses .................................       (2,073)   (2,143)     (253)
                                                                        ------    ------    ------

Selling and administrative expenses .............................         (357)     (358)      (42)
Depreciation and amortization ...................................         (446)     (420)      (50)
                                                                        ------    ------    ------

Total operating expenses ........................................       (2,876)   (2,921)     (345)
                                                                        ------    ------    ------

Income (loss) from operations ...................................         (134)      (50)       (6)
                                                                        ------    ------    ------

Share of affiliated companies'results ...........................          (47)     --        --

Financial income and expense:
Dividends received ..............................................         --           2      --
Gain (loss) on securities, net ..................................           12       (12)       (1)
Interest income .................................................           24        27         3
Interest expense ................................................         (244)     (229)      (27)
Foreign exchange gains (losses), net ............................           (8)        2      --
Other financial income (expense), net ...........................          142        65         8
                                                                        ------    ------    ------
Total financial income and expense ..............................          (74)     (145)      (17)
                                                                        ------    ------    ------

Minorty interest ................................................            1         1      --

Income (loss) before taxes ......................................         (254)     (194)      (23)

Income taxes ....................................................          114        58         7
                                                                        ------    ------    ------
Net income ......................................................         (140)     (136)      (16)
                                                                        ======    ======    ======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                     DECEMBER 31, 2002       MARCH 31, 2003
                                                                                 (UNAUDITED)
                                                       ------------------------------------
                                                            SEK          SEK           $
                                                            (IN MILLIONS)
                     ASSETS
Noncurrent assets:
Intangible assets ......................................       14           13            2
Tangible fixed assets:
Property, vessels and equipment ........................   23,068       22,644        2,673
Financial fixed assets:
Marketable securities ..................................    1,076        1,434          169
Other assets ...........................................      732          766           90
                                                           ------       ------       ------
Total noncurrent assets ................................   24,890       24,857        2,934
                                                           ------       ------       ------

Current assets:
Inventories ............................................      240          224           26
Receivables ............................................    2,226        2,541          300
Prepaid expenses and accrued income ....................      885          936          110
Short-term investments .................................      323        2,003          236
Cash and cash equivalents ..............................    2,100          970          115
                                                           ------       ------       ------
Total current assets ...................................    5,774        6,674          787
                                                           ------       ------       ------

Total assets ...........................................   30,664       31,531        3,721
                                                           ======       ======       ======

          STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock ..........................................        5            5            1
Reserves ...............................................   11,584       11,348        1,339
                                                           ------       ------       ------
Total stockholders' equity .............................   11,589       11,353        1,340
                                                           ------       ------       ------

Provisions:
   Deferred income taxes ...............................      590          517           61
   Other ...............................................      303          209           25
                                                           ------       ------       ------
Total provisions .......................................      893          726           86
                                                           ------       ------       ------

Noncurrent liabilities:
Long-term debt:
   Property ............................................    4,667        4,668          551
   Other ...............................................    5,149        7,032          830
   Senior Notes ........................................    4,157        3,179          375
Capitalized lease obligations ..........................      499        1,135          134
Other noncurrent liabilities ...........................      120          110           13
                                                           ------       ------       ------
Total noncurrent liabilities ...........................   14,592       16,124        1,902
                                                           ------       ------       ------
Current liabilities:
Short-term debt:
   Property ............................................       32          103           12
   Other ...............................................      231          110           13
Capitalized lease obligations ..........................       21           39            5
Trade accounts payable .................................      569          473           56
Accrued costs and prepaid income .......................    1,724        1,972          233
Income tax payable .....................................       80           61            7
Other current liabilities ..............................      933          570           66
                                                           ------       ------       ------
Total current liabilities ..............................    3,590        3,328          392
                                                           ------       ------       ------

Total stockholders' equity and liabilities .............   30,664       31,531        3,721
                                                           ======       ======       ======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                             THREE MONTH PERIODS ENDED
                                                                      MARCH 31, 2002        MARCH 31, 2003
                                                                                   (UNAUDITED)
                                                                      --------------------------------------
                                                                         SEK           SEK            $
                                                                            (IN MILLIONS)
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) .................................................       (140)         (136)          (16)
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization .....................................        446           420            50
Share of affiliated companies'results .............................         47          --            --
(Gain)/loss on sale of property, vessels and equipment ............          7           (58)           (7)
(Gain)/loss on securities, net ....................................        (12)           12             1
Unrealized foreign exchange (gains) losses ........................        (64)           27             3
Deferred income taxes .............................................       (116)          (66)           (8)
Minority interest .................................................         (1)           (1)         --
Other non cash items ..............................................       (146)           38             5
Net cash flows from trading securities ............................          6             9             1
Changes in assets and liabilities, net of effects of
   dispositions of business:
Receivables .......................................................       (534)         (353)          (41)
Prepaid expenses and accrued income ...............................         24           (76)           (9)
Inventories .......................................................         35            12             1
Trade accounts payable ............................................         16           (83)          (10)
Accrued costs and prepaid income ..................................         68           257            30
Income tax payable ................................................         (6)          (17)           (2)
Other current liabilities .........................................        (61)         (375)          (44)
                                                                        ------        ------        ------
Net cash provided by operating activities .........................       (431)         (390)          (46)
                                                                        ------        ------        ------

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of property, vessels and equipment ........         80           640            76
Capital expenditure on property, vessels and equipment ............       (381)         (979)         (116)
Proceeds from sale of securities ..................................        300           150            18
Purchase of securities ............................................       (179)         (490)          (58)
Increase of non-current assets ....................................        (10)          (51)           (6)
Decrease of non-current assets ....................................       --               8             1
Other investing activities ........................................         11            (6)           (1)
                                                                        ------        ------        ------
Net cash provided by/(used in) investing activities ...............       (179)         (728)          (86)
                                                                        ------        ------        ------

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt ....................................         48          --            --
Principal payments on debt ........................................     (2,131)       (1,449)         (171)
Net change in borrowings on line-of-credit agreements .............      1,234         2,577           304
New capitalized lease obligations .................................         79           678            80
Principle payments capital lease obligations ......................         (7)           (5)         --
Net change in restricted cash accounts ............................        (83)       (1,716)         (203)
Other financing activities ........................................        (51)         (104)          (12)
                                                                        ------        ------        ------
Net cash provided by/(used in) financing activities ...............       (911)          (19)           (2)
                                                                        ------        ------        ------

Effect of exchange rate changes on cash and cash equivalents.......         (3)            7             1
                                                                        ------        ------        ------

Net change in cash and cash equivalents ...........................     (1,524)       (1,130)         (133)

Cash and cash equivalents at beginning of period ..................      2,182         2,100           248
                                                                        ------        ------        ------

Cash and cash equivalents at end of period ........................        658           970           115
                                                                        ======        ======        ======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

     The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

     Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into United States dollars ($) using the rate on March 31, 2003 of $1 = SEK 8.4735.


NOTE 2  SEGMENT INFORMATION

                                                                 THREE MONTH PERIODS
                                                                   ENDED MARCH 31,
                                                                  2002          2003
                                                                 -----         -----
Income from operations:
Ferry operations.........................................         (225)         (272)
         Net gain (loss) on sale of vessels..............           --            --
                                                                 -----         -----
         Total ferry operations..........................         (225)         (272)
Drilling.................................................           63            18
Shipping:   Roll-on/Roll-off vessels.....................            4            (4)
         Crude oil tankers...............................          (27)           93
         Other shipping..................................           (8)           (5)
         Net gain on sale of vessels.....................           --            60
                                                                 -----         -----
         Total shipping..................................          (31)          144
Property.................................................           91            93
         Net gain on sale of properties..................           (4)           (2)
                                                                 -----         -----
         Total property..................................           87            91
Other....................................................          (28)          (31)
                                                                 -----         -----

Total....................................................         (134)          (50)
                                                                 -----         -----


                                                                 THREE MONTH PERIODS
                                                                    ENDED MARCH 31,
                                                                  2002          2003
                                                                  ----          ----
Depreciation and amortization:
Ferry operations.........................................          195           194
Drilling.................................................          200           172
Shipping:   Roll-on/Roll-off vessels.....................           27            27
            Crude oil tankers............................            6             7
            Other shipping...............................            2             2
                                                                 -----         -----
            Total shipping...............................           35            36
Property.................................................           15            17
Other....................................................            1             1
                                                                 -----         -----

Total....................................................          446           420
                                                                 -----         -----

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                            THREE MONTH PERIODS
                                                              ENDED MARCH 31,
                                                            2002          2003
                                                            ----          ----
Capital expenditures:
Ferry operations....................................         204           652
Drilling............................................          25           100
Shipping:   Roll-on/Roll-off vessels................           6            23
            Crude oil tankers.......................          23            58
            Other shipping..........................           2             1
                                                           -----         -----
            Total shipping..........................          31            82
Property............................................         120           144
Other...............................................           1             1
                                                           -----         -----

Total...............................................         381           979
                                                           -----         -----

NOTE 3  STOCKHOLDERS' EQUITY

     Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 180 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

     The changes in stockholders' equity for the period December 31, 2002 to March 31, 2003 are as follows:

                                                                                                      TOTAL
                                                           CAPITAL     RESTRICTED    UNRESTRICTED  STOCKHOLDERS'
                                                            STOCK       RESERVES      RESERVES        EQUITY
                                                            -----       --------      --------        ------
                                                              (SEK in millions)
Balance at December 31, 2002........................             5           626        10,958        11,589
Transfers between reserves..........................            --             3           (3)            --
Foreign currency translation adjustments ...........            --             2         (102)         (100)
Net income (loss) ..................................            --            --         (136)         (136)
                                                           -------       -------       -------       -------
Balance at March 31, 2003...........................             5           631        10,717        11,353
                                                           -------       -------       -------       -------

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4  US GAAP INFORMATION

     The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and shareholders'equity of the Company is set forth in Note 24 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

                                                                           THREE MONTH PERIODS ENDED
                                                                             MARCH 31,     MARCH 31,
       (SEK IN MILLIONS)                                                          2002          2003
                                                                                ------        ------
Net income (loss) under Swedish GAAP                                              (140)         (136)

Adjustments to reconcile to US GAAP:
       Disposal of assets                                                            3             3
       Depreciation of properties                                                  (17)          (17)
       Investments in securities                                                   (15)          (37)
       Financial instruments                                                       330           (17)
       Purchase accounting Stena Line                                             (141)          (88)
       Investment in P&O Stena Line                                                (14)           --
       Equity investee goodwill amortization                                        13            --
       Pensions                                                                      4            14
       Others                                                                        7             6
       Tax effect of US GAAP adjustments                                           (90)           17
                                                                                ------        ------

Net income (loss) under US GAAP                                                    (60)         (255)
                                                                                ======        ======

                                                                                  AS OF         AS OF
                                                                           DECEMBER 31,     MARCH 31,
       (SEK IN MILLIONS)                                                           2002          2003
                                                                                   ----          ----

Stockholders' equity  under Swedish GAAP                                        11,589        11,353

Adjustments to reconcile to US GAAP:
       Disposal of assets                                                          (90)          (88)
       Depreciation of properties                                                 (319)         (336)
       Investments in securities                                                    39            33
       Investment subsidies                                                        (17)          (17)
       Financial instruments                                                        71            54
       Purchase accounting Stena Line                                             (212)         (300)
       Pensions                                                                   (380)         (371)
       Others                                                                     (104)          (97)
       Tax effect of cumulative US GAAP adjustments                                 94           101
                                                                                ------        ------


Stockholders' equity under US GAAP                                              10,671        10,332
                                                                                ======        ======

     The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the three month periods ended March 31, 2002 and 2003 was SEK (336) million and SEK (339) million, respectively.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES


              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     Recent U.S. accounting pronouncements issued but not yet adopted

     On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133, and the Company is currently considering its potential effect on the financial statements.

     On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

                         OPERATING AND FINANCIAL REVIEW

     The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off Vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also have an impact on the results of each period.

     The Company prepares the consolidated accounts in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from US GAAP. See note 4 as above and note 24 in the Form 20-F as of December 31, 2002.

HIGHLIGHTS OF THE FIRST THREE MONTHS OF 2003

     In mid January 2003, the Company prepaid as planned the remaining outstanding Senior Notes issued in 1995. As of December 31, 2002, the Company had repurchased $72 million of these notes and $103 million out of the original amount of the $175 million was redeemed in January at a redemption price of 102.625% plus accrued interest to but excluding the date of redemption.

     The first of the RoPax vessels ordered from a shipyard in Korea, the Stena Britannica, was delivered in January 2003. It entered service for Stena Line on the Harwich-Hook van Holland route at the end of February. The earlier vessel on that route with the same name was sold to Finnlines in Finland in early March.

     At the end of January 2003, the Company acquired additional properties in the south of Sweden at a value of SEK 110 million.

     In the middle of March 2003, the Company entered into an agreement for a possible acquisition in Sweden of shares in the listed property company Mandamus. The agreement is with a present shareholder of Mandamus, LRF, who has made an offer to the other shareholders of Mandamus to acquire all outstanding shares. If LRF acquires more than 50% of the shares in Mandamus, the Company has an obligation to buy all such

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

shares. The maximum amount of this offer amounts to SEK 1,726 million, for which the Company has issued a guarantee through a bank deposit.

SUBSEQUENT EVENTS

     In early April 2003, the RoRo vessel Stena Clipper was sold externally.

     In the middle of April 2003, the Company entered into an agreement to build two Panamax tanker vessels at a shipyard in China for delivery in 2005 and 2006, respectively.

     Also in the middle of April 2003, an old RoRo vessel, the Oihonna, was acquired from Finnlines. The vessel was sold externally on delivery to another external party and chartered back to the Company. The vessel has been renamed Vasaland and has entered a long-term charter with Finnlines.

     At the end of April 2003, the second RoRo newbuilding from China, the Stena Forecaster, was delivered from the shipyard. After final completion and voyage to Europe, the vessel will enter an external charter in June.

     The remaining RoPax newbuilding from Korea was delivered in the middle of May 2003 to enter service for Stena Line on the Irish Sea as the Stena Adventurer in the beginning of July 2003.

     On May 27 2003, the Company announced that it had signed a memorandum of understanding with P&O for the possible acquisition of the Liverpool-Dublin and Fleetwood-Larne ferry operations on the Irish Sea. The agreement also includes five vessels and 50% in P&O's port in Cairnryan in Scotland . The deal is subject to contract, employee consultation and regulatory clearances.

CURRENCY EFFECTS

     The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Excluding ferry operations, approximately 70% of the Company's revenues are generated in US dollars while approximately 20% of the Company's total revenues are generated in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation purposes are as follows:

                                  Average rates
                                  -------------


                                   Jan-Mar            Jan-Mar      Change
                                      2002               2003

US $                                 10.45               8.55       (18%)
British pound                        14.90              13.72        (8%)
Euro                                  9.16               9.18        --

                                  Closing rates
                                  -------------


                              December 31,            Mar 31,      Change
                                      2002               2003

US $                                8.8250             8.5050        (4%)
British pound                      14.1475            13.3925        (5%)
Euro                                9.1925             9.2305        --

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

        THREE MONTHS ENDED MARCH 31, 2003 COMPARED TO THREE MONTHS ENDED
                                 MARCH 31, 2002

REVENUES

     Total revenues increased SEK 129 million in the three months ended March 31, 2003 to SEK 2,871 million from SEK 2,742 million in the three months ended March 31, 2002, or 5%. Revenues in the three months ended March 31, 2003 were adversely affected by the strengthening of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound.

     Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 78 million in the three months ended March 31, 2003 to SEK 1,577 million from SEK 1,499 million in the three months ended March 31, 2002, or 5%, mainly due to increased volumes of freight, in particular from the new freight route Rotterdam-Harwich that started in the middle of 2002 and another vessel having been introduced on the Karlskrona-Gdynia route, partly offset by reduced number of passengers and cars and currency effects of the British pound as above.

     Drilling. Drilling revenues consist of charter hires for the Company's drilling rigs. Revenues from drilling operations decreased SEK 101 million in the three months ended March 31, 2003 to SEK 440 million from SEK 541 million in the three months ended March 31, 2002, or (19)%, mainly due to currency effects of the US dollar as above, reduced dayrate for the Stena Dee and offhire for the Stena Spey in connection with dry-docking, partly offset by increased revenues for the Stena Don due to offhire in the three months ended March 31, 2002. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

     Shipping. Shipping revenues primarily represent charter hires for the the Company's owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations increased SEK 80 million in the three months ended March 31, 2003 to SEK 564 million from SEK 484 million in the three months ended March 31, 2002, or 17%. Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 10 million to SEK 53 million from SEK 63 million or (16)%, principally due to currency effects of the US dollar as above and lower dayrate for one of the vessels, partly offset by the delivery of the Stena Foreteller in May 2002. Revenues from crude oil tankers increased SEK 90 million in the three months ended March 31, 2003 to SEK 492 million from SEK 402 million in the three months ended March 31, 2002, or 22%, mainly due to increased dayrates in all tanker segments, the delivery in June 2003 of the Stena Caribbean and in October 2002 of the Stena Calypso and additional tankers charterd in, partly offset by currency effects of the US dollar as above and the sale in July 2002 of the Stena Conductor.

     Net Gain on Sale of Vessels, Shipping. In the three months ended March 31, 2003, the Company recorded gains of SEK 60 million on the sale of the RoPax vessel Stena Britannica. In the three months ended March 31, 2002, the Company recorded no gains on sale of vessels.

     Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 13 million in the three months ended March 31, 2003 to SEK 232 million from SEK 219 million in the three months ended March 31, 2002, or 6%, mainly due to acquisitions of new properties.

     Net Gain (Loss) on Sale of Properties. In the three months ended March 31, 2003, the Company made losses of SEK (2) million on the sale of properties in Sweden. In the three months ended March 31, 2002, the Company made losses of SEK
(4) million on the sale of properties in Sweden.

DIRECT OPERATING EXPENSES

     Total direct operating expenses increased SEK 70 million in the three months ended March 31, 2003 to SEK 2,143 million from SEK 2,073 million in the three months ended March 31, 2002, or 3%. Expenses in the three months ended March 31, 2003 were adversely affected by cost increases in ferry operations, partly offset by the strengthening of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

     Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. These costs are seasonal only to the extent capacity can be adjusted during the year. Direct operating expenses for ferry operations increased SEK 120 million in the three months ended March 31, 2003 to SEK 1,424 million from SEK 1,304 million in the three months ended March 31, 2002, or 9% mainly due to costs on the new Rotterdam - Harwich freight route as well as higher fuel costs, partly offset by currency effects of the British pound as above. Direct operating expenses for ferry operations for the three months ended March 31, 2003 was 90% of revenues, as compared to 87% for the three months ended March 31, 2002.

     Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations decreased SEK 31 million in the three months ended March 31, 2003 to SEK 221 million from SEK 252 million in the three months ended March 31, 2002, mainly due to currency effects of the US dollar as above, partly offset by repair costs and higher personnel costs for the Stena Tay. Direct operating expenses from drilling operations for the three months ended March 31, 2003 were 50% of drilling revenues as compared to 47% for the three months ended March 31, 2002.

     Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 31 million in the three months ended March 31, 2003 to SEK 391 million from SEK 422 million in the three months ended March 31, 2002 or (7)%. Direct operating expenses with respect to Roll-on/Roll-off Vessels decreased by SEK 4 million in the three months ended March 31, 2003 to SEK 22 million from SEK 26 million in the three months ended March 31, 2002. Direct operating expenses associated with crude oil tankers decreased SEK 29 million to SEK 367 million from SEK 396 million, or (7)%, mainly due to currency effects of the US dollar as above and the sale in July 2002 of the Stena Conductor, partly offset by the delivery in June 2003 of the Stena Caribbean and in October 2002 of the Stena Calypso and additional tankers charterd in. Direct operating expenses for crude oil operations for the three months ended March 31, 2003 were 75% of revenues, as compared to 99% for the three months ended March 31, 2002. Direct operating expenses for crude oil tankers include time-charter costs, which are fixed for periods between 6 and 12 months in advance, while revenues in the spot market vary with each voyage.

     Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 12 million in the three months ended March 31, 2003 to SEK 107 million from SEK 95 million in the three months ended March 31, 2002, or 13%, primarily due to acquisitions of new properties. Direct operating expenses from property operations in the three months ended March 31, 2003 were 46% of property revenues, as compared to 43% for the three months ended March 31, 2002. Heating costs are higher in the winter months while revenues are constant over the year.

SELLING AND ADMINISTRATIVE EXPENSES

     Selling and administrative expenses increased SEK 1 million in the three months ended March 31, 2003 to SEK 358 million from SEK 357 million in the three months ended March 31, 2002. Increased expenses for ferry operations and drilling have been offset by reduced expenses for shipping activities.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization charges decreased SEK 26 million in the three months ended March 31, 2003 to SEK 420 million from SEK 446 million in the three months ended March 31, 2002, or (6)%, mainly due to currency effects of the US dollar as above, in particular for the drilling rigs, and to a lesser extent the sale of the Stena Conductor in July 2002 and the Stena Jutlandica in December 2002, partly offset by the deliveries in June 2002 of the Stena Caribbean and in October 2002 of the Stena Calypso.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

     RESULT FROM AFFILIATED COMPANIES

     Result from affiliated companies relate to the 40% interest in P&O Stena Line, which was sold in August 2002. The Company's share of affiliated companies' results in the three months ended March 31, 2002 amounted to a loss of SEK (47) million.


     FINANCIAL INCOME AND EXPENSE, NET

     Financial income and expense, net decreased SEK 71 million in the three months ended March 31, 2003 to SEK (145) million from SEK (74) million in the three months ended March 31, 2002.

     Net gain (loss) on securities in the three months ended March 31, 2003 amounted to SEK (12) million, of which SEK 16 million related to net realized gains and SEK (28) million related to net unrealized losses. Net gain on securities in the three months ended March 31, 2002 was SEK 12 million.

     Interest income in the three months ended March 31, 2003 increased SEK 3 million to SEK 27 million from SEK 24 million in the three months ended March 31, 2002.

     Interest expense for the three months ended March 31, 2003 decreased SEK 15 million to SEK (229) million from (244) million for the three months ended March 31, 2002. Interest expense decreased mainly due to currency effects of the US dollar as above and, to a lesser extent, reduced interest rates.

     During the three months ended March 31, 2003, the Company had foreign exchange gains, net of SEK 2 million consisting of gains of SEK 9 million from translation differences and losses of SEK (7) million from currency trading. In the three months ended March 31, 2002, the Company had foreign exchange losses, net of SEK (8) million consisting of gains of SEK 28 million from currency trading and losses of SEK (36) million from translation differences.

     Other financial income (expense) of SEK 65 million for the first three months of 2003 includes SEK 97 million relating to amortization of the excess of SEK 658 million of the acquisition value of Stena Line Senior Notes over their redemption price as acquired in late 2000. This excess value is being amortized between 2001 and early 2004 in the first and last quarters of each year, according to a plan established at the end of 2000. Other financial income (expense) for the first three months of 2003 was to SEK (32) million, including amortization of SEK (9) million of remaining deferred financing costs for the issue of the Senior Notes in 1995, which were fully repaid in January 2003. The remaining expenses of SEK (23) million relate to normal bank charges and the amortization of deferred financing charges for the remaining Senior Notes and other credit facilities including the 2002 Revolving Credit Facility. Other financial income (expense) of SEK 142 million for the first three months of 2002 includes released provisions of approximately SEK 147 million relating to the excess value for Stena Line Senior Notes and net SEK (5) million for other bank charges etc.

     INCOME TAXES

     Income taxes for the three months ended March 31, 2003 were SEK 58 million, consisting of current taxes of SEK (8) million and deferred taxes of SEK 66 million.

     Income taxes in the first three months of 2002 amounted to SEK 114 million, of which SEK (2) million related to current taxes and SEK 116 million related to deferred taxes.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

LIQUIDITY AND CAPITAL RESOURCES

     The liquidity requirements of the Company principally relate to: (i) servicing debt; (ii) financing the purchase of vessels and other assets; and
(iii) funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of March 31, 2003, the Company had total cash and marketable securities of SEK 4,407 million, out of which SEK 1,726 million relate to a cash collateral account, pledged as security for issuing a guarantee for a possible acquisition in Sweden of shares in the listed property company Mandamus. As of December 31, 2002, the Company had total cash and marketable securities of SEK 3,499 million.

     Cash flows used in operating activities amounted to SEK (390) million for the three months ended March 31, 2003 as compared to SEK (431) million for the three months ended March 31, 2002. Cash flows used in investing activities amounted to SEK (728) million for the three months ended March 31, 2003, mainly related to investments in property, vessels and equipment and in securities. For the three months ended March 31, 2002, cash flows used in investing activities amounted to SEK (179) million. Total investments in RoRo, RoPax and crude oil tanker newbuildings on order at March 31, 2003 were SEK 858 million as compared to SEK 961 million at December 31, 2002. Cash flows used in financing activities amounted to SEK (19) million for the three months ended March 31, 2003, including increased utilization of the revolving credit facilities to finance a bank deposit of SEK 1,726 million, pledged as security for a possible acquisition of additional properties. For the three months ended March 31, 2002, cash flows used in financing activities amounted to SEK (911) million, mainly related to principal payments on debt.

     Total interest bearing debt at March 31, 2003 amounted to SEK 16,266 million as compared with SEK 14,756 million at December 31, 2002. The increase in debt mainly realates to the financing of the cash collateral account of SEK 1,726 million as above, partly offset by the strengthening of the SEK with respect to mainly the US dollar.

     As of March 31, 2003, the Company had two revolving credit facilities. The $600 million Revolving Credit Facility from 2002 matures in 2007. The utilized portion of this facility was $442 million, out of which $420 million was actually drawn and $22 million used for issuing of bank guarantees. As of December 31, 2002, the utilized part of this facility was $176 million, of which $145 million was actually drawn and $31 million used for issuing of bank guarantees. The $275 million Revolving Credit Facility from 2000 has been reduced to $245 million and matures in March 2006. As of March 31, 2003, the utilized portion of this facility was $165 million. As of December 31, 2002, the utilized portion was $155 million.

OTHER FINANCIAL INFORMATION - RESTRICTED GROUP

     Restricted Group Data represents the Company's selected consolidated financial information excluding the property business segment and, as of January 2003, the Company's investment in certain financial fixed assets through its subsidiaries Stena Adactum AB and Simplon Ltd. The Company's property operations are conducted through various subsidiaries. The Company issued $175 million 10 1/2% Senior Notes due 2005 on December 20, 1995, issued $175 million 8 3/4% Senior Notes due 2007 on October 1, 1997 and issued $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002 (collectively, the "Notes"). Up to December 31, 2002, the Company repurchased $72 million of its outstanding 10 1/2% Senior Notes due 2005. The remaining $103 million of the 10 1/2% Senior Notes were repaid in January 2003. For purposes of the Indentures under which the Notes were issued (the "Indentures"), the subsidiaries in the property operations plus Stena Adactum AB and Simplon Ltd will be designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, will not be bound by the restrictive provisions of the Indentures.

     The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

     Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 8.4735, the Noon Buying Rate on March 31, 2003.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

           CONDENSED CONSOLIDATED INCOME STATEMENTS - RESTRICTED GROUP

                                                            THREE MONTH PERIODS ENDED
                                                    MARCH 31, 2002            MARCH 31, 2003
                                                                 (UNAUDITED)
                                                            ---------------------------------
                                                               SEK         SEK          $
                                                                 (IN MILLIONS)
Revenues:
Ferry operations .................................             1,499       1,577         186
         Net gain (loss) on sale of vessels ......              --          --          --
                                                              ------      ------      ------
         Total ferry operations ..................             1,499       1,577         186
Drilling .........................................               541         440          52
Shipping .........................................               484         564          67
         Net gain on sale of vessels .............              --            60           7
                                                              ------      ------      ------
         Total shipping ..........................               484         624          74
Other ............................................                 6           3        --
                                                              ------      ------      ------
Total revenues ...................................             2,530       2,644         312
                                                              ------      ------      ------

Direct operating expenses:
Ferry operations .................................            (1,304)     (1,424)       (168)
Drilling .........................................              (252)       (221)        (26)
Shipping .........................................              (422)       (391)        (46)
Other ............................................                (2)         (3)       --
                                                              ------      ------      ------
Total direct operating expenses ..................            (1,980)     (2,039)       (240)
                                                              ------      ------      ------

Selling and administrative expenses ..............              (339)       (343)        (41)
Depreciation and amortization ....................              (432)       (403)        (48)
                                                              ------      ------      ------

Total operating expenses .........................            (2,751)     (2,785)       (329)
                                                              ------      ------      ------

Income from operations ...........................              (221)       (141)        (17)
                                                              ------      ------      ------

Share of affiliated companies'results ............               (47)       --          --

Financial income and expense:
Gain (loss) on securities, net ...................                12          31           4
Interest income ..................................                24          24           3
Interest expense .................................              (176)       (153)        (18)
Foreign exchange gains (losses), net .............                (8)          2        --
Other financial income (expense), net ............               142          63           7
                                                              ------      ------      ------

Total financial income and expense ...............                (6)        (33)         (4)
                                                              ------      ------      ------

Minorty interest .................................                 1           1        --

Income before taxes ..............................              (273)       (173)        (21)

Income taxes .....................................               118          62           8
                                                              ------      ------      ------

Net income .......................................              (155)       (111)        (13)
                                                              ======      ======      ======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

            CONDENSED CONSOLIDATED BALANCE SHEETS - RESTRICTED GROUP

                                                            DECEMBER 31,          MARCH 31, 2003
                                                                    2002             (UNAUDITED)
                                                            ------------------------------------
                                                                     SEK        SEK            $
                                                                    (IN MILLIONS)
                         ASSETS
Noncurrent assets:
Intangible assets ...................................                 14          13           2
Tangible fixed assets:
Property, vessels and equipment .....................             16,860      16,323       1,919
Financial fixed assets:
Marketable securities ...............................              1,076         513          60
Other assets ........................................              2,002       2,310         272
                                                                  ------      ------      ------
Total noncurrent assets .............................             19,952      19,159       2,253
                                                                  ------      ------      ------

Current assets:
Inventories .........................................                238         224          26
Receivables .........................................              2,371       5,071         597
Prepaid expenses and accrued income .................                849         879         103
Short-term investments ..............................                321         276          32
Cash and cash equivalents ...........................              1,880         900         106
                                                                  ------      ------      ------
Total current assets ................................              5,659       7,350         864
                                                                  ------      ------      ------

Total assets ........................................             25,611      26,509       3,117
                                                                  ======      ======      ======

         STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock .......................................                  5           5           1
Reserves ............................................             11,718      11,466       1,348
                                                                  ------      ------      ------
Total stockholders' equity ..........................             11,723      11,471       1,349
                                                                  ------      ------      ------

Provisions:
   Deferred income taxes ............................                449         371          44
   Other ............................................                300         206          24
                                                                  ------      ------      ------
Total provisions ....................................                749         577          68
                                                                  ------      ------      ------

Noncurrent liabilities:
Long-term debt:
   Property .........................................                 31          30           4
   Other ............................................              5,149       7,032         826
   Senior Notes .....................................              4,157       3,179         375
Capitalized lease obligations .......................                499       1,135         133
Other noncurrent liabilities ........................                115         105          12
                                                                  ------      ------      ------
Total noncurrent liabilities ........................              9,951      11,481       1,350
                                                                  ------      ------      ------
Current liabilities:
Short-term debt:
   Property .........................................                  1           2        --
   Other ............................................                231         110          13
Capitalized lease obligations .......................                 21          39           5
Trade accounts payable ..............................                506         378          44
Accrued costs and prepaid income ....................              1,603       1,831         215
Income tax payable ..................................                 74          54           6
Other current liabilities ...........................                752         566          67
                                                                  ------      ------      ------
Total current liabilities ...........................              3,188       2,980         350
                                                                  ------      ------      ------

Total stockholders' equity and liabilities ..........             25,611      26,509       3,117
                                                                  ======      ======      ======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

        CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW - RESTRICTED GROUP

                                                                        THREE MONTH PERIODS ENDED
                                                             MARCH 31, 2002                  MARCH 31, 2003
                                                                                 (UNAUDITED)
                                                            -----------------------------------------------
                                                                        SEK             SEK               $
                                                                           (IN MILLIONS)
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .................................................           (155)           (111)            (13)
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization ..............................            432             403              48
Share of affiliated companies' results .....................             47            --              --
(Gain)/loss on sale of property, vessels and equipment .....              3             (60)             (7)
(Gain)/loss on securities, net .............................            (12)            (31)             (4)
Unrealized foreign exchange (gains) losses .................            (64)             25               3
Deferred income taxes ......................................           (120)            (71)             (9)
Minority interest ..........................................             (1)             (1)           --
Other non cash items .......................................           (136)             26               3
Net cash flows from trading securities .....................              6               8               1
Changes in working capital .................................           (502)         (2,276)           (269)
                                                                     ------          ------          ------
Net cash provided by operating activities ..................           (502)         (2,088)           (247)
                                                                     ------          ------          ------

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of property, vessels and equipment .             43             635              75
Capital expenditure on property, vessels and equipment .....           (261)           (835)            (98)
Proceeds from sale of securities ...........................            300             150              18
Purchase of securities .....................................           (179)           (285)            (34)
Increase of non-current assets .............................            (10)           --              --
Decrease of non-current assets .............................           --                 8               1
Other investing activities .................................             11              (5)             (1)
                                                                     ------          ------          ------
Net cash provided by/(used in) investing activities ........            (96)           (332)            (39)
                                                                     ------          ------          ------

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt .............................              4            --              --
Principal payments on debt .................................         (2,092)         (1,440)           (170)
Net change in borrowings on line-of-credit agreements ......          1,267           2,294             271
New capitalized lease obligations ..........................             79             678              80
Principle payments capital lease obligations ...............             (7)             (5)             (1)
Net change in restricted cash accounts .....................            (83)             10               1
Other financing activities .................................            (55)           (104)            (12)
                                                                     ------          ------          ------
Net cash provided by/(used in) financing activities ........           (887)          1,433             169
                                                                     ------          ------          ------

Effect of exchange rate changes on cash and cash equivalents             (2)              7               1
                                                                     ------          ------          ------

Net change in cash and cash equivalents ....................         (1,487)           (980)           (116)

Cash and cash equivalents at beginning of period ...........          2,131           1,880             222
                                                                     ------          ------          ------

Cash and cash equivalents at end of period .................            644             900             106
                                                                     ======          ======          ======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                          OTHER DATA - RESTRICTED GROUP

                                                 THREE MONTH PERIODS ENDED
                                              MARCH 31, 2002   MARCH 31, 2003
                                                          (UNAUDITED)
                                             ----------------------------------
                                                         SEK     SEK        $
                                                         (IN MILLIONS)

OTHER DATA:

EBITDA (1).......................................        211     262       31

Adjusted EBITDA (2)..............................        236     287       34
------------------------------------
(1) EBITDA is defined as income from operations plus depreciation and amortization. The Company has included information concerning EBITDA because certain investors use it as a measure of the Company's ability to service its debt. EBITDA is not required under generally accepted accounting principles in Sweden and the US and should not be considered an alternative to net income or any other measure of performance required by Swedish GAAP or US GAAP or as an indicator of the Company's operating performance and should be read in conjunction with the Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements of the Company included elsewhere herein.
(2) Adjusted EBITDA is EBITDA plus the sum of interest income, cash dividends received from affiliated companies and minority interest, less non-recurring items not received in cash.


EBITDA differs from Cash flow from operations as follows:

EBITDA...........................................       211       262        31
Adjustments:
(Gain)/loss on sale of property, vessels and
equipment........................................         3       (60)       (7)
Net cash flows from trading securities...........         6         8         1
Interest income and expense......................      (152)     (129)      (15)
Foreign exchange (gains) losses..................       (72)       27         3
Non cash items...................................      (136)       26         3
Changes in working capital.......................      (502)   (2,276)     (269)
Other items......................................       140        54         6

Cash flow from operations........................      (502)   (2,088)     (247)